UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 13, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NioCorp Developments Ltd.

File No. 333-213451 - CF#34231

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NioCorp Developments Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 2, 2016.

Based on representations by NioCorp Developments Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through	June 13, 2026
Exhibit 10.5	through	April 30, 2020
Exhibit 10.6	through	March 25, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary